# MISSION NEWENERGY LIMITED

# ACN 117 065 719

# NOTICE OF ANNUAL GENERAL MEETING

**TIME:** 2:30pm (WST)

**DATE:** 25 November 2011

**PLACE:** Subiaco Hotel, Function Room, 465 Hay Street, Subiaco Western Australia 6008

***This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.***

***Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 9287 4604.***

## CONTENTS PAGE

## TIME AND PLACE OF MEETING AND HOW TO VOTE

### VENUE

The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 2:30 pm (WST) on 25 November 2011 at:

Subiaco Hotel, Function Room, 465 Hay Street Subiaco, Western Australia 6008

### YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

### VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

### VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

a) post to Computershare Investor Services Pty Ltd, GPO Box 242 Melbourne Victoria 3001 Australia; or

b) facsimile to Computershare Investor Services Pty Ltd on facsimile number (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

so that it is received not later than 2:30 pm (WST) on 23 November 2011.

**Proxy Forms received later than this time will be invalid.**

## NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders will be held at 2:30 pm (WST) on 25 November 2011 at Subiaco Hotel, Function Room, 465 Hay Street, Subiaco, Western Australia 6008.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company at 5.00 pm (WST) on 23 November 2011.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

## AGENDA

### ORDINARY BUSINESS

**Financial Statements and Reports**

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2011 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

### 1. RESOLUTION 1: ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as a **non-binding resolution**:

*"That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company's annual financial report for the financial year ended 30 June 2011."*

### 2. RESOLUTION 2: RE-ELECTION OF DIRECTOR – MR GUY BURNETT

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

*"That, for the purpose of clause 5.1 of the Constitution and for all other purposes, Guy Burnett, a Director who retires by rotation, and being eligible, is re-elected as a Director."*

### 3. RESOLUTION 3: RE-ELECTION OF DIRECTOR – DATUK MOHAMED ZAIN BIN MOHAMED YUSUF

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

*"That, for the purpose of clause 5.1 of the Constitution and for all other purposes, Datuk Mohamed Zain Bin Mohamed Yusuf, a Director who retires by rotation, and being eligible, is re-elected as a Director."*

### 4. RESOLUTION 4: ADOPTION OF EMPLOYEE OPTION PLAN RULES

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

*"That, for the purposes of Listing Rule 7.2 (Exception 9) of the ASX Listing Rules and for all other purposes, approval is given for the Company to allot and issue options, each to acquire one fully paid ordinary share in the capital of the Company, pursuant to an incentive option scheme known as Mission NewEnergy Limited Employee Option Plan*

*Rules (Plan), a summary of which is set out in the Explanatory Statement accompanying this Notice."*

**Voting Exclusion:** The Company will disregard any votes cast on this resolution by any Directors (except those who are ineligible to participate in the Plan), and any of their associates.

However, the Company will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

## 5. RESOLUTION 5: ADOPTION OF EXECUTIVE PERFORMANCE RIGHTS PLAN

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

*"That, for the purposes of Listing Rule 7.2 (Exception 9) of the ASX Listing Rules and for all other purposes, approval is given for the Company to allot and issue Performance Rights, each to acquire a Share, pursuant to an incentive option scheme known as the "Mission NewEnergy Limited Executive Performance Rights Plan" (Plan), a summary of which is set out in the Explanatory Statement accompanying this Notice of Meeting."*

**Voting Exclusion:** The Company will disregard any votes cast on this resolution by any Directors (except those who are ineligible to participate in the Plan), and any of their associates.

However, the Company will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

**DATED: 25 OCTOBER 2011**

**BY ORDER OF THE BOARD**



**GUY BURNETT**
**COMPANY SECRETARY**

## EXPLANATORY STATEMENT

This Explanatory Memorandum has been prepared for the information of the shareholders in connection with the business to be conducted at the Annual General Meeting to be held at 2:30pm (WST) on 25 November 2011 at Subiaco Hotel, Function Room, 465 Hay Street Subiaco Western Australia 6008.

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

## 1. FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2011 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

In accordance with amendments to the Corporations Act the Company is no longer required to provide a hard copy of the Company's annual financial report to Shareholders unless a Shareholder has specifically elected to receive a printed copy. These amendments may result in reducing the Company's printing costs.

Whilst the Company will not provide a hard copy of the Company's annual financial report unless specifically requested to do so, Shareholders may view the Company's annual financial report on its website at www.missionnewenergy.com.

## 2. RESOLUTION 1: ADOPTION OF REMUNERATION REPORT

The Corporations Act requires that at a listed company's annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company.

The remuneration report sets out the Company's remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors' report contained in the annual financial report of the Company for the financial year ending 30 June 2011.

A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.

Section 250R(4) of the Corporations Act prohibits any votes on this resolution being cast by senior executives (or their associates) whose remuneration details are disclosed in the Remuneration Report. This prohibition extends to undirected proxy votes to be cast by the Chairman. In this regard, you should specifically note that if you appoint the Chairman as your proxy and you do not indicate on the Proxy Form how you wish your proxy to vote on Resolution 1, you will be deemed to have expressly directed the Chairman to cast your votes **in favour of Resolution 1**.

**Therefore, if you wish to appoint the Chairman as your proxy but do NOT want your votes to be cast in favour of Resolution 1, you must indicate your voting intention by marking either 'against' or 'abstain' against Resolution 1 in the Proxy Form.**

## 3. RESOLUTIONS 2 & 3: RE-ELECTION OF DIRECTORS

### 3.1 Rotation

Clause 5.1 of the Constitution requires that at each annual general meeting of the Company, one-third of the Directors (or the number nearest one-third) shall retire from office provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.

A Director who retires by rotation under clause 5.1 of the Constitution is eligible for re-election.

Mr Guy Burnett and Datuk Mohamed Zain Bin Mohamed Yusuf retire by rotation and seek re-election.

## 4. RESOLUTIONS 4 – ADOPTION OF EMPLOYEE OPTION PLAN RULES

### 4.1 Background

Resolution 4 seeks the approval of Shareholders for the grant of options pursuant to the Mission NewEnergy Limited Employee Option Plan Rules (Plan). Resolution 4 is placed before Shareholders in accordance with Exception 9 of the Listing Rule 7.2. If Resolution 4 is passed, the Company will be able to issue options under the Plan over a period of 3 years without impacting on the Company's ability to issue up to 15% of its total ordinary securities without shareholder approval in any 12 month period.

Shareholders should note that 105,000 options have previously been issued under this Plan and the objective of the Plan is to attract, motivate and retain key employees. Shareholders should also note that Directors and other related parties of the Company will not be permitted to participate under the Plan without further Shareholder approval.

It is considered by the Directors that the adoption of the Plan and the future grant of options under the Plan will provide selected employees with the opportunity to participate in the future growth of the Company.

A summary of the terms and conditions of the Plan is set out below:

### 4.2 Introduction

The Plan is designed to provide eligible participants with an ownership interest in the Company and to provide additional incentives for eligible participants to increase profitability and returns to Shareholders.

The summary of the Plan is set out below for the information of shareholders in the Company. The detailed terms and conditions of the Plan may be obtained free of charge by contacting the Company.

### 4.3 General

The Board may from time to time, in its absolute discretion, offer to grant options to eligible participants under the Plan and at any such terms that the Board considers appropriate.

Each option will be issued for no consideration and will carry the right in favour of the option holder to subscribe for one (1) Share in the capital of the Company.

The exercise price for each option will be calculated by a method to be determined by the Board with respect to the Market Value (being the weighted average closing sale price of the Shares recorded on the ASX over the 5 consecutive trading days immediately preceding the day on which the Board offers the options, or, where there has been no trading during that preceding period, the last sale price recorded on the ASX) of the Shares at the time the option is offered.

### 4.4 Eligible Participants

Full time employees, part time employees and executive Directors of the Company (the Group) or their nominees are eligible to participate in the Scheme.

### 4.5 Lapse of Options

Unless the Board in its absolute discretion determines otherwise, options shall lapse immediately if:

a) the eligible participants ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever and the conditions of exercise of the options (Exercise Conditions) have not been met; or

b) the expiry of 30 days after the eligible participant ceases to be an employee or director or to render services to, a member of the Group for any reason whatsoever prior to Lapsing Date where the Exercise Conditions have been met, whichever is earlier.

### 4.6 Participation in Future Issues

There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the options. However, the Company will ensure that it gives notice as required under the ASX Listing Rules to option holders of any new issues before the record date. This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

If the Company makes a pro rata issue (other than a Bonus Issue) to the holders of Shares during the currency of, and prior to the exercise of any Options, the Exercise Price of Options will be adjusted in the manner provided for in the ASX Listing Rules.

If there is a bonus share issue (Bonus Issue) to the holders of Shares, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the Holder would have received if the Option had been exercised before the record date for the Bonus Issue (Bonus Shares). The Bonus Shares must be paid up by the Company out of the profits or reserves (as the case may be) in the same manner as was applied in the Bonus Issue and upon issue rank pari passu in all respects with the other shares of that class on issue at the date of issue of the Bonus Shares.

### 4.7 Reorganisation

The terms upon which options will be granted will not prevent them being reorganised as required by the ASX Listing Rules on the reorganisation of the capital of the Company.

## 5. RESOLUTION 5: ADOPTION OF EXECUTIVE PERFORMANCE RIGHTS PLAN

Resolution 5 seeks the re-approval of Shareholders for the grant of performance rights pursuant to the "Mission NewEnergy Limited Executive Performance Rights Plan" (Plan). The Plan was first approved by Shareholders at the 2008 Annual General Meeting. Resolution 5 is placed before Shareholders in accordance with Exception 9 of Listing Rule 7.2. If Resolution 5 is passed, the Company will be able to issue Performance Rights under the Plan over a period of 3 years without impacting on the Company's ability to issue up to 15% of its total ordinary securities without shareholder approval in any 12 month period.

Shareholders should note that 415,000 performance rights (post consolidation) have previously been issued under this Plan and the objective of the Plan is to attract, motivate and retain key employees.

It is considered by the Directors that the adoption of the Plan and the future grant of performance rights under the Plan will provide selected employees with the opportunity to participate in the future growth of the Company. A summary of the terms and conditions of the Plan is set out below:

The Plan operates as the Company's long term incentive scheme for executive directors and senior executives. The purpose of the Plan is to:

(a) improve Company performance by ensuring the alignment of management with shareholder interests;

(b) provide an incentive to senior executives to achieve the long term objectives of the Company; and

(c) attract and retain high calibre persons of experience and ability to employment with the Company.

Although shareholder approval is not required to issue performance rights to senior executives, the Board is strongly committed to best practice corporate governance and therefore believes shareholders should be fully informed of, and have the opportunity to vote on, the Company's long term incentive arrangements with its senior executives. As such, shareholder approval is also sought for the issue of securities under the Plan for the purposes of Listing Rule 7.2 (Exception 9) as an exception to Rule 7.1 of the ASX Listing Rules. As such, if shareholders approve Resolution 5, any shares which are issued under the Plan in the next three years will be disregarded in calculating the Company's share issue capacity under the 15% limit contained in Rule 7.1 of the ASX Listing Rules.

Copies of the Plan rules are available on the Company's website at www.missionnewenergy.com . A copy will also be tabled at the meeting and initialed by the Chairman for identification purposes.

**Summary of Terms**

Under the Plan rules, eligible executives identified by the Board from time to time may be granted performance rights on terms and conditions as determined by the Board. Participation of executive directors in the Plan is subject to Shareholder approval under the ASX Listing Rules.

A performance right is an entitlement to a performance share subject to satisfaction of certain performance criteria as determined by the Board. A performance share ranks equally and has the same rights as the ordinary shares of the Company.

On satisfaction of the performance criteria the performance rights vest and the participant may elect to exercise the rights, usually by paying the exercise price, if any. Upon exercise, the Company must issue or transfer the relevant shares to the participant. The Company will apply for any shares issued to a participant to be listed on the ASX.

If the relevant performance conditions (as determined by the Board and set out in the letter of offer to the participant) are not satisfied within the time frame provided, the performance right will lapse. In addition, the Plan rules provide that:

- a performance right is not transferable other than with the consent of the Board or by force of law (such as on death or bankruptcy of a participant). Where a participant purports to transfer a performance right other than in these circumstances, the performance right immediately lapses;
- where a participant ceases to be employed by the Company or a company within the group because of illness, injury, disability, redundancy or because their retirement, or where a Participant ceases employment (whether as a director or an employee) of a Group Company for reasons of illness, injury, disability, redundancy or retirement on reaching the retirement age under the terms of their contract of employment, or only because their office or employment is in a company which ceases to be a company within the group, or relates to a business or a part of a business which is transferred to a person who is not a company within the group, then the following provisions shall apply for performance rights made available to them:

  (i) if the performance conditions have been satisfied (partially or completely) the shares in respect of the performance rights shall be issued or transferred when employment ceases or as soon as possible thereafter;

  (ii) if the performance conditions have not yet been satisfied (partially or completely), the participant shall retain their performance rights until the time when the performance condition is next due to be assessed, at which time:

    (A). a performance right may, if at all, be exercised within 12 months after the performance condition has been assessed; and

    (B). the awarded shares shall be issued or transferred as soon as practicable;

  (iii) the number of Shares which may be issued or transferred in accordance with clause (i) and (ii) above shall be calculated by reference to the extent to which the performance condition has been satisfied and shall be reduced pro rata to the period from the start of the performance period to the date on which employment ceased, in comparison with the period from the start of the performance period to the date on which the performance condition is first satisfied (partially or completely); and

  (iv) thereafter, the participant has no further rights in respect of the performance rights, which lapse;

- if a participant is found guilty of fraud or misconduct, the Board may determine that any performance rights held by the participant immediately lapse, that any performance shares held by the participant must be returned to the Company and, that if a participant has sold performance shares, the proceeds of sale are payable to the Company;
- in the event of a reorganisation of capital, a participant's performance rights may be adjusted, as set out in the Plan rules. The Plan rules also set out what will happen to the participant's entitlements in the case of a capital event (for example a takeover or scheme of arrangement) or if the Company conducts a rights issue or bonus issue. In general, participants will not receive any advantage or disadvantage from such an adjustment.

## 6. ENQUIRIES

Shareholders are required to contact Mr Guy Burnett, Company Secretary, on (+ 61 8) 9287 4604 if they have any queries in respect of the matters set out in these documents.

## PROXIES

1. In accordance with section 249L of the Corporations Act, members are advised that:

   - each member has a right to appoint a proxy;
   - the proxy need not be a member of the Company;
   - a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise half of the votes.

2. Each member entitled to vote at the annual general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf. The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion. However, if a person appointed as a proxy for a member who is entitled to vote (and such proxy is not chairing the meeting) abstains from voting and the directions on the Proxy Form require that person to vote, the votes not exercised by that person will be given to the person chairing the meeting to vote in accordance with the directions on the Proxy Form. A proxy holder who holds contradictory instructions from multiple members must not vote on a show of hands.

3. The instrument appointing the proxy must be received by the Company at the address specified on the proxy form at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile). In accordance with regulation 7.11.38 of the Corporations Regulations 2001, the Company determines that ordinary shares held as at 2:30pm WST on 23 November 2011 will be taken, for the purposes of the annual general meeting, to be held by the persons who held them at that time.

4. Completion of the proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the meeting.

5. Where a proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

6. Corporate Shareholders should comply with the execution requirements set out on the proxy form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and confirm to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

7. In accordance with section 250BA of the Corporations Act, the Company specifies the following information for the purposes of receipt of proxy appointments:

   To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

- post to the Company's Share Registry, Computershare Investor Services Pty Ltd, GPO Box 242 Melbourne Victoria 3001 Australia;
- hand delivery to Computershare Investor Services Pty Ltd, Level 2, 45 St Georges Terrace, Perth WA 6000; or
- by facsimile to Computershare Investor Services Pty Ltd on the following facsimile numbers:
  - (within Australia) 1800 783 447
  - (outside Australia) +61 3 9473 2555; or

so that it is received not later than 2:30 pm (Australian WST) on 23 November 2011.

**Proxy Forms received later than this time will be invalid.**

## GLOSSARY

**$** means Australian dollars.

**Annual General Meeting** means the meeting convened by the Notice of Meeting.

**ASIC** means the Australian Securities and Investments Commission.

**ASX** means ASX Limited, or the Australian Securities Exchange, as the context requires.

**ASX Listing Rules** means the Listing Rules of ASX.

**Board** or **Directors** means the board of directors of Mission (and each of the directors of Mission as the case may be).

**Business Day** means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

**Company** means Mission NewEnergy Limited (ACN 117 065 719).

**Constitution** means the Company's constitution.

**Corporations Act** means the Corporations Act 2001 (Cth).

**Directors** means the current directors of the Company.

**Explanatory Statement** means the explanatory statement accompanying the Notice of Meeting.

***Mission*** or ***Company*** means Mission NewEnergy Limited (ABN 63 117 065 719).

***NASDAQ*** means The NASDAQ Global Market.

**Notice of Meeting** or **Notice of Annual General Meeting** means this notice of annual general meeting including the Explanatory Statement.

**Proxy Form** means the proxy form attached to this Notice of Meeting.

**Resolutions** means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

**Share** means a fully paid ordinary share in the capital of the Company.

**Share Consolidation** means the consolidation of Mission's existing Shares on a 50 to 1 basis (meaning that every 50 Shares will become 1 post-consolidation Share).

**Shareholder** means a holder of a Share.

**WST** means Western Standard Time as observed in Perth, Western Australia.